UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

HISTOGENICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

43358V 109

(CUSIP Number)

Cora Binchy

Stonehage Trust Holdings (Jersey) Limited

No. 2, The Forum, Grenville Street, St. Helier

Jersey JE1 4HH, Channel Islands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Albert Vanderlaan

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

One Marina Park Drive, Suite 900

Boston, Massachusetts 02210

(617) 648-9100

September 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 43358V 109	SCHEDULE 13D

1	Names of Reporting Persons: Wilmslow Estates Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by each Reporting Person With:	7	Sole Voting Power 2,075,331
	8	Shared Voting Power
	9	Sole Dispositive Power 2,075,331
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned By Each Reporting Person 2,075,331
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.1%
14	Type of Reporting Person: OO

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (this “Schedule 13DA”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 18, 2014 (the “Schedule 13D”), with respect to shares of the common stock, par value $0.01 per share (the “Common Stock”), Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Convertible Preferred Stock”) and warrants to purchase Common Stock (the “Common Stock Warrants”) of Histogenics Corporation, a Delaware corporation (the “Company”), whose principal executive offices are located at 830 Winter Street, 3rd Floor, Waltham, Massachusetts 02451. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by this Schedule 13DA.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

In connection with the Company’s private placement of Common Stock, newly-created Series A Convertible Preferred Stock and warrants exercisable for common stock (the “Common Stock Warrants”) on September 29, 2016 (the “Private Placement”), Wilmslow acquired 247,665 shares of Common Stock, 2,242.7528 shares of Series A Convertible Preferred Stock convertible into 996,779 shares of Common Stock and Common Stock Warrants exercisable for 1,244,444 underlying shares of Common Stock. The Series A Convertible Preferred Stock provides that it is convertible into shares of the Company’s Common Stock, but only if the conversion feature is approved by the Company’s stockholders in accordance with NASDAQ Listing Rule 5635(d) (subject to certain allowances for conversion in the event such conversion would not result in the aggregate number of shares of Common Stock issued upon conversion together with the shares of common stock sold in the Private Placement being great than 19.99% of the Common Stock outstanding immediately prior to the Private Placement). Wilmslow elected not to be subject to any beneficial ownership caps under the documents entered into in connection with the Private Placement. The amounts set forth above assume no conversion of any shares of Series A Convertible Preferred Stock issued in the Private Placement and no exercise of the Common Stock Warrants issued in the Private Placement. Assuming the conversion of all shares of Series A Convertible Preferred Stock and exercise of Common Stock Warrants for shares of Common Stock issued in the Private Placement, Wilmslow would beneficially own 4,316,554 shares of Common Stock, representing 10.8% of the outstanding Common Stock of the Company.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented by adding the following information to Item 5:

(a) and (b) As of September 29, 2016, the Reporting Person beneficially owned 2,075,331 shares of Common Stock, which represents 13.1% of the outstanding shares of Common Stock of the Company. This percentage is based upon 15,871,965 shares of Common Stock outstanding immediately after the Private Placement, as indicated on the Company’s final prospectus for the

Private Placement filed on September 29, 2015. The amounts set forth above assume no conversion of any shares of Series A Convertible Preferred Stock issued in the Private Placement and no exercise of the Common Stock Warrants issued in the Private Placement. Assuming the conversion and exercise, as applicable, of all shares of Series A Convertible Preferred Stock and Common Stock Warrants issued in the Private Placement, Wilmslow would beneficially own 4,316,554 shares of Common Stock, representing 10.8% of the outstanding Common Stock of the Company. The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock that the Reporting Person beneficially owns.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented by adding the following information to Item 6:

In connection with the Private Placement, the Reporting Person signed a Support Agreement addressed to the Company dated September 15, 2016, whereby it agreed, among other things, to support the Private Placement at a meeting of the stockholders. The form of Support Agreement is attached as Exhibit 99.3 and is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.3	Form of Support Agreement among the Company and Certain Stockholders of the Company (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2016).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 3, 2016

WILMSLOW ESTATES LIMITED

By: Chaumont (Directors) Limited, the corporate director of the Reporting Person

By:	/s/ Cora Binchy /s/ Ian Ferguson
Name: Cora Binchy and Ian Ferguson
Title: Directors

SCHEDULE 13DA

Exhibit Index

Exhibit No.	Description	Method of Filing

99.3	Form of Support Agreement among the Company and Certain Stockholders of the Company	Incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2016